

Mail Stop 3720

February 16, 2010

Mr. Robert E. Switz
Chairman, President and Chief Executive Officer
ADC Telecommunications, Inc.
13625 Technology Drive
Eden Prairie, MN 55344-2252

      RE: ADC Telecommunications, Inc.
             Form 10-KT for the transition period from November 1, 2008 to
                  September 30, 2009
             Filed November 23, 2009
             File No. 000-01424

Dear Mr. Switz:

      We have reviewed your filing and have the following comments. Please address the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KT for the Transition Period From November 1, 2008 to September 30, 2009

General

1.   We note that you have a class of securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934. In future filings, please check the "No" box on the cover of your Form 10-K to indicate that you are required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-KT

<u>Proposal 1 – Set the Size of the Board of Directors at Ten, page 11</u>

2.   We note that your definitive proxy statement included a proposal to reduce the size of your board of directors to ten members. Please provide an analysis regarding why you did not file a preliminary proxy statement at least 10 calendar days prior to your definitive proxy statement. See Rule 14a-6(a) under the Securities Exchange Act of 1934.

<u>Executive Compensation, page 15</u>

<u>Fiscal 2009 Comparison Peer Group, page 19</u>

3.   We note that the Compensation Committee considers executive compensation at other companies through the use of surveys that supplement peer group data analyzed by your consultants. Please confirm that, in future filings, you will identify all of the companies that you considered for purposes of benchmarking named executive officer compensation. See Item 402(b)(2)(xiv) of Regulation S-K. In addition, provide more details as to how your Compensation Committee considered the levels and elements of the benchmarked companies' compensation in determining the various levels and particular elements of your executive compensation.

Long-Term Incentives, page 26

    4.   On page 26 through 28 of your definitive proxy statement, you disclose that certain long-term incentive awards, including performance-based restricted stock units and performance-based cash units, will partially vest upon the achievement of a one-year adjusted earnings per share target. In future filings, please disclose threshold levels that must be reached for these awards to vest and describe how adjusted earnings per share is calculated. See Item 402(b)(2)(v) of Regulation S-K. If you believe such disclosure would result in competitive harm such that the information could be omitted under Instruction 4 to Item 402(b), please provide in your response letter a detailed explanation for such conclusion. To the extent that you have a sufficient basis to keep the information confidential, expand your discussion as to how difficult it would be for the executive or how likely it would be for the company to achieve the undisclosed performance target or threshold levels. See Instruction 4 to Item 402(b). Note that general statements regarding the level of difficulty or ease associated with achieving performance measures are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for the company to achieve the target levels or other factors, you should provide as much detail as necessary without providing information that would result in competitive harm. For further guidance, please refer to Question 118.04 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm

*   *   *   *

       Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Scott Hodgdon, Attorney-Advisor, at (202) 551-3273, Paul Fischer, Staff Attorney, at (202) 551-3415, or me at (202) 551-3810 with any questions.

Sincerely,

Larry Spirgel
Assistant Director